MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2300, 250 - 5th Street S.W.
Calgary AB T2P 0R4

2.	Date of Material Change

November 6, 2012

3.	News Release

A news release dated November 6, 2012, disclosing in detail the material summarised in this material change report was disseminated through the facilities of Marketwire (Canadian and U.S. disclosure package) on November 6, 2012 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of its dissemination.

4.	Summary of Material Change

On November 6, 2012, TransGlobe provided an update on the Egypt bid round results.

5.	Full Description of Material Change

5.1 – Full Description of Material Change

See the news release attached hereto as Schedule "A".

5.2 – Disclosure for Restructuring Transactions

Not Applicable

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officer

For further information, please contact Scott Koyich, Investor Relations, by telephone at (403) 264-9888 or by email at investor.relations@trans-globe.com.

9.	Date of Report

November 14, 2012

SCHEDULE "A"

TRANSGLOBE ENERGY CORPORATION
SUCCESSFUL BIDDER ON FOUR CONCESSIONS IN THE
2011/12 EGPC BID ROUND

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, November 6, 2012 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to provide an update on the Egypt bid round results. All dollar values are expressed in United States dollars unless otherwise stated.

HIGHLIGHTS

•	The Egyptian General Petroleum Corporation (“EGPC”) informed TransGlobe on November 6th that the Company was the successful bidder on four concessions in the 2011/12 bid round.
•	TransGlobe won three concessions in the Eastern Desert near the West Gharib/West Bakr operations and one concession in the Western Desert:
	o	NW Gharib Concession
	o	SW Gharib Concession
	o	SE Gharib Concession
	o	S Ghazalat Concession
•	TransGlobe’s net exploration acreage position in Egypt increases by approximately 800,000 acres upon ratification of the new Production Sharing Concessions (“PSCs”).

EGPC BID ROUND RESULTS

EGPC announced that TransGlobe was the successful bidder on four concessions (100% working interest) in the 2011 EGPC bid round which closed on March 29, 2012. It is expected that the new concessions will be awarded in late 2013 following the ratification process which culminates when each concession is passed into law by the People’s Assembly (Parliament).

The new concessions will increase the Company’s Egyptian exploration land holdings by approximately 3,241 square kilometers (~ 800,000 acres). Three concessions (NW Gharib, SW Gharib and SE Gharib) are proximal to the Company’s core producing area at West Gharib/West Bakr onshore Gulf of Suez in the Eastern Desert. The S Ghazalat concession is located in the Western Desert west of the Company’s East Ghazalat concession. All four concessions have a 7 year exploration term which will commence when the respective concessions are passed into law. The seven year term is comprised of three phases starting with an initial three year exploration period and two additional two year extension periods. The new concessions provide for the approval of 20 year development leases on commercial discoveries.

The Company committed to spending $101 million in the first exploration period (3 years) including; signature bonuses, the acquisition of new 2D and 3D seismic, and an extensive drilling program approaching 40 wells.

NW Gharib (100% WI)

The Company’s primary objective was obtaining the 655 square kilometer (162,000 acre) NW Gharib concession which surrounds and immediately offsets the Company’s core West Gharib/West Bakr producing concessions (~45,000 acres). At NW Gharib the Company expects to commence drilling shortly after ratification and final approval of the concession into law. The Company has identified more than 45 drilling locations based on existing well and seismic data for the area. Concurrently the Company would acquire additional 3D seismic data on the concession to develop additional exploration targets.

SW Gharib (100% WI)

The 195 square kilometer (48,000 acre) SW Gharib concession is located immediately south of the NW Gharib concession. The Company will acquire 3D seismic over the entire concession prior to drilling exploration wells in the first exploration phase.

SE Gharib (100%WI)

The 508 square kilometer (125,000 acre) SE Gharib concession is located immediately south of the SW Gharib concession. The Company will acquire extensive 2D and 3D seismic over this area prior to drilling exploration wells in the first exploration phase.

S Ghazalat (100%WI)

The 1,883 square kilometer (465,000 acre) S Ghazalat concession is located in the Western Desert to the west of the company’s East Ghazalat concession in the prolific Abu Gharadig basin. The Company will acquire extensive 3D seismic over this area prior to drilling exploration wells in the first exploration phase.

Management Comments

Mr. Ross Clarkson, President & CEO said “We are extremely pleased with the results of the bid round and eagerly look forward to the exploration and development of these very prospective new concessions. The award of these new concessions demonstrates TransGlobe’s continued commitment to Egypt and will significantly expand our portfolio of opportunities”.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:

Investor Relations
Scott Koyich
Telephone: 403.264.9888
Email: investor.relations@trans-globe.com

Web site: http://www.trans-globe.com